Income Taxes – Rebates / Excess Cash Back
Income Taxes – Stock
What's a shareholder?
Dividends
What's a Share Worth?
Preferred Stock
SEC Qualification
IPO – Initial Public Offering
iConsumer FAQs
Stock Markets / Trading Startup Stock
JOBS Act / Regulation A / Title IV / Tier 2
Crowdfunding Portals
Unaccredited Investors
Selling shares in a startup

iConsumer FAQs

When Do I Get My Stock?

After the SEC qualifies the iConsumer Corp. offering, your stock will be recorded on the books of iConsumer Corp. You'll be able to see how many shares of stock you've earned and the price we assigned it when you earned it.

Preferred Stock

You are receiving Class A preferred stock in iConsumer Corp. It has two preferences to the common stock; that is, the holders (owners) of the Class A preferred stock have certain rights that common stockholders don't have.

Preferences are usually designed to make one class of shareholder have less risk than another class of shareholder. It doesn't eliminate the risk for either class. For iConsumer, the Class A Preferred Shareholders have less risk than the Common Shareholder.

1. **Dividend preference.** It receives dividends, if any, before the owners of common stock can receive dividends.
2. **Liquidation preference.** In the event that iConsumer Corp. is sold or liquidated, holders of Class A preferred shares get paid first, before the common shareholders.

Dividends

iConsumer does not guarantee that it will ever pay a dividend. If it does pay a dividend, Class A Preferred Shareholders get dividends before Common Shareholders would get dividends.

Most tech companies do not pay dividends.

How Much is My Stock Worth?

The simple but true answer is that your iConsumer stock is worth **only what somebody will pay for it**.

iConsumer can tell you what you paid for your stock and that's it. Even if iConsumer did have an idea, the SEC will not let us assign it a worth.

What Can I Do to Make it Worth More?

Let's first be clear. No guarantees. The worth of your stock may go up or down, no matter what anybody does. The internet could stop working. Bad things happen.

The major key to iConsumer's success is **having lots of people using iConsumer to shop and earn cash back**. It's really expensive and hard to get lots of people to do anything. The more you can to do help that, the better iConsumer's chances of success.

For instance, tell your friends about iConsumer.

What can iConsumer Do to Make it Worth More?

Again, no guarantees. The worth of your stock may go up or down, no matter what iConsumer does. People could stop liking online shopping. Bad things happen, and the SEC has strict rules about what we can and can't do.

We can make iConsumer really easy to use. But beyond that?

Generally, the more people who want to buy your stock, the more likely it'll increase in value. We can work so more people know about iConsumer and know about the fact that its stock is publicly tradeable.

Is This Risky?

Yes. You could lose all of the cash you paid for your stock. You cannot lose more than that. Be sure you are comfortable with this.

How Much Did I Pay for My Stock?

Great question. You paid something, for sure. **Just not in cash**. You paid with your time. You took a bit of time to become a member. You'll take a little more time (very little we hope – we've an app for that) to decide to use iConsumer when you shop. You'll take a couple of moments to tell your friends.

We can't tell you what you think your time is worth, but we can tell you how we value it. If you're one of the first people to get iConsumer stock for becoming a member, we're valuing it at $.09 per share.